December 8, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Ada Sarmento
Suzanne Hayes
Jenn Do
Jeanne Baker

Re:	4D Molecular Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-250150)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between December 7, 2020 and the date hereof, approximately 2,457 copies of the Preliminary Prospectus, dated December 7, 2020, were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, December 10, 2020 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
BOFA SECURITIES, INC.
EVERCORE GROUP L.L.C.

As representatives of the Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Wood
Name:	Elizabeth Wood
Title:	Managing Director

BOFA SECURITIES, INC.

By:	/s/ Michele A.H. Allong
Name:	Michele A.H. Allong
Title:	Authorized Signatory

EVERCORE GROUP L.L.C.

By:	/s/ Maren Winnick
Name:	Maren Winnick
Title:	Senior Managing Director

[Signature Page to Acceleration Request Letter]